AmeriSource Corporation Employee Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2000 and 1999 and for the year ended December 31, 2000 with Report of Independent Auditors

               AmeriSource Corporation Employee Investment Plan

                Financial Statements and Supplemental Schedules

      December 31, 2000 and 1999 and for the year ended December 31, 2000



                                   Contents

Report of Independent Auditors.............................................   1

Audited Financial Statements

Statements of Assets Available for Benefits................................   2
Statement of Changes in Assets Available for Benefits......................   3
Notes to Financial Statements..............................................   4

Supplemental Schedules

Schedule of Nonexempt Transactions.........................................   8
Schedule of Assets (Held At End of Year)...................................  10

                         Report of Independent Auditors

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and of nonexempt transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
June 15, 2001

                            AmeriSource Corporation
                           Employee Investment Plan

                  Statements of Assets Available for Benefits



                                                        December 31
                                                    2000            1999
                                                 ---------------------------
Assets
Investments                                      $82,171,929     $53,068,412

Receivables:
 Participants' contribution                          318,048         265,859
 Employer's contribution                           1,432,343       1,225,303
                                                 ---------------------------
Total receivables                                  1,750,391       1,491,162
                                                 ---------------------------
Assets available for benefits                    $83,922,320     $54,559,574
                                                 ===========================

See accompanying notes.

                            AmeriSource Corporation
                           Employee Investment Plan

             Statement of Changes in Assets Available for Benefits

                         Year ended December 31, 2000



Additions:
 Investment income:
  Net appreciation in fair value of investments                     $18,996,647
  Interest and dividends                                              4,197,413
                                                                    -----------
                                                                     23,194,060

 Contributions:
  Participants                                                        4,826,640
  Employer                                                            1,466,634
                                                                    -----------
                                                                      6,293,274
 Transfer in from merged plans                                       24,953,423
                                                                    -----------
Total additions                                                      54,440,757
                                                                    -----------

Deductions:
 Benefits paid directly to participants                              25,078,011
                                                                    -----------
Net increase                                                         29,362,746

Assets available for benefits:
 Beginning of year                                                   54,559,574
                                                                    -----------
 End of year                                                        $83,922,320
                                                                    ===========

See accompanying notes.

                            AmeriSource Corporation
                           Employee Investment Plan

                         Notes to Financial Statements

                               December 31, 2000

1. Description of Plan

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of the Company who have at least six months of continuous employment or 1,000 hours of service during twelve consecutive months beginning with the first hour of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributed an amount equal to 50% of the participants' contributions up to 6% to the Plan during 2000. Additional amounts may be contributed at the option of the Company's Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions in 5% increments to any of the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 2000. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest 25% per year after two years of credited service in the Company's contribution until they are 100 percent vested after five years of credited service.

Payment of Benefits

On termination of service, if the participant's account is less than $5,000, a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if the balance is greater than $5,000.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. The common stock is valued at the closing value of the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)


recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan's investments (including purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                              Net Appreciation
                                                             (Depreciation) in
                                                               Fair Value of
                                                                Investments
                                                             -----------------

     Common stock                                               $26,700,644
     Shares of registered investment companies                   (7,703,997)
                                                             -----------------
                                                                $18,996,647
                                                             =================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                          December 31
                                                     2000             1999
                                                  ----------------------------
     Fidelity Investments:
      Magellan Fund                               $22,437,189      $24,158,443
      Equity-Income Fund                           10,072,734        8,870,513
      OTC Portfolio                                 5,805,419        4,383,627
      Retirement Money Market Portfolio            12,064,055        7,845,700
      AmeriSource Corporation Stock Fund           20,114,947        1,756,964*

  * Investment is not 5% or more of the Plan's fair value, but included for comparative

                            AmeriSource Corporation
                           Employee Investment Plan

                   Notes to Financial Statements (continued)


purposes.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 16, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Transfer In From Merged Plans

Effective January 1, 2000, the AmeriSource Corporation Board of Directors approved the merger of the C.D. Smith Drug Company 401(k) Plan into the Plan. The effect of the merger increased the Plan assets $2,575,774.

Effective March 1, 2000, the AmeriSource Corporation Board of Directors approved the merger of the C.D. Smith Drug Company Employee Stock Ownership Plan into the Plan. The effect of the merger increased the Plan assets $22,377,649.

6. Subsequent Event

On March 19, 2001, AmeriSource Health Corporation agreed to merge with Bergen Brunswig Corporation. The effect of the merger on Plan assets is not known at this time.

                            AmeriSource Corporation
                           Employee Investment Plan
                            EIN-23-2353106 Plan-010

                            Schedule G, Part III -
                      Schedule of Nonexempt Transactions

                         Year ended December 31, 2000


                                                                  (c)
                                                             Description of
                                     (b)                 transactions including
                             Relationship to plan,         maturity date, rate
           (a)              employer or other party-    of interest, collateral,
Identity of party involved        in-interest            par or maturity value
--------------------------------------------------------------------------------
AmeriSource Corporation     Employer/Plan Sponsor    Participant contributions
                                                     of $313,497 and $362,454
                                                     were withheld from
                                                     participants' pay during
                                                     the months of October and
                                                     November, respectively, but
                                                     were not remitted to the
                                                     Plan's Trust within 15
                                                     business days following the
                                                     month in which such amounts
                                                     were withheld. This
                                                     constituted a $313,497 and
                                                     $362,454 loan from the Plan
                                                     to the Plan Sponsor for the
                                                     periods November 21, 2000
                                                     until November 29, 2000 and
                                                     December 21, 2000 until
                                                     December 26, 2000,
                                                     respectively, the dates the
                                                     withholdings were deposited
                                                     to the Plan's Trust. The
                                                     Plan Sponsor intends to
                                                     make an additional
                                                     contribution to the Plan
                                                     during Plan year 2001 which
                                                     will represent lost
                                                     earnings as a result of the
                                                     late deposit to the Plan's
                                                     Trust.

Columns (d) through (j) are not applicable.

                            AmeriSource Corporation
                           Employee Investment Plan
                            EIN-23-2353106 Plan-010

                            Schedule G, Part III -
                Schedule of Nonexempt Transactions (continued)

                         Year ended December 31, 2000


                                                                 (c)
                                                            Description of
                                      (b)               transactions including
                             Relationship to plan,        maturity date, rate
           (a)              employer or other party-    of interest, collateral,
Identity of party involved       in-interest             par or maturity value
-------------------------------------------------------------------------------
AmeriSource Corporation     Employer/Plan Sponsor      Participant contributions
                                                       of $280,384 were withheld
                                                       from participants' pay
                                                       during the month of
                                                       December 1998 but were
                                                       not remitted to the
                                                       Plan's Trust within 15
                                                       business days following
                                                       the month in which such
                                                       amounts were withheld.
                                                       This constituted a
                                                       $280,384 loan from the
                                                       Plan to the Plan Sponsor
                                                       for the period January
                                                       25, 1999 until January
                                                       27, 1999, the date the
                                                       withholdings were
                                                       deposited to the Plan's
                                                       Trust. The Plan Sponsor
                                                       made an additional
                                                       contribution of $1,526 to
                                                       the Plan during Plan year
                                                       2000 which represented
                                                       lost earnings as a result
                                                       of the late deposit to
                                                       the Plan's Trust.

Columns (d) through (j) are not applicable.

                            AmeriSource Corporation
                           Employee Investment Plan
                            EIN-23-2353106 Plan-010

                              Schedule H, Line 4i
                   Schedule of Assets (Held At End of Year)

                               December 31, 2000

                                        Description of
                                Investment, Including Maturity
                                    Date, Rate of Interest,
 Identity of Issue, Borrower,     Collateral, Par or Maturity         Current
   Lessor, or Similar Party                  Value                     Value
-------------------------------------------------------------------------------
*Fidelity Investments
  Magellan Fund                        188,074 shares               $22,437,189

  Equity-Income Fund                   188,522 shares                10,072,734

  Intermediate Bond Fund               386,993 shares                 3,885,405

  OTC Portfolio                        141,423 shares                 5,805,419

  Asset Manager Fund                   101,275 shares                 1,703,444

  Retirement Money Market
   Portfolio                        12,064,055 shares                12,064,055


  Overseas Fund                         53,343 shares                 1,833,404

  Spartan U.S. Equity Index Fund        37,101 shares                 1,764,803

  Freedom Income Fund                   34,969 shares                   390,599

  Freedom 2000 Fund                     25,598 shares                   302,319

  Freedom 2010 Fund                     36,936 shares                   511,195

  Freedom 2020 Fund                     47,745 shares                   695,178

  Freedom 2030 Fund                     29,921 shares                   448,821

*AmeriSource Corporation               398,316 shares
   Stock Fund                           of common stock              20,114,947

IKON Corporation Stock Fund             46,977 shares of
                                         common stock                   117,442

* Participant loans                 Interest rates ranging
                                         from 8.0% to 8.5%               24,975
                                                                    -----------
                                                                    $82,171,929
                                                                    ===========

* Indicates party-in-interest to the Plan.
"Cost" is not applicable as all investments are participant directed.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                            AMERISOURCE CORPORATION
                            EMPLOYEE INVESTMENT PLAN
                            (Name of Plan)

                            By: /s/ John A. Aberant
                                -------------------
                                John A. Aberant
                                Benefits Committee

Dated: June 26, 2001

                                 Exhibit Index


Exhibit                                                         Page
-------                                                         ----

23              Consent of Ernst & Young LLP..................    1